UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SEC FILE NUMBER
000-56187
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ⌧Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (or back page) before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BOOMER HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable

8670 W. Cheyanne Avenue

Address of Principal Executive Office ( Street and Number )

Las Vegas, NV 89129

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
⌧	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant could not complete the required financial statements and accompanying notes for the filing of its Quarterly Report on Form 10-Q for the quarter ended October 31, 2020 without unreasonable effort and expense. The registrant undertakes the responsibility to file such report no later than the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Quaid	(888)	266-6370
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  Yes ⌧ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ⌧ Yes ◻ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s revenues increased to $28.7 million from $174,144 for the same period in the prior year.  The increase was due primarily to the Registrant’s sales of personal protection equipment during the quarter which the Registrant did not sell during the same period in the prior year.

BOOMER HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 15, 2020	By:	/s/ Michael Quaid
Michael Quaid Chief Executive Officer